Exhibit 4.1

COOPERATION AGREEMENT

This cooperation agreement (this “Agreement”) is made and entered into as of February 20, 2025, by and between Veradigm Inc., a Delaware corporation (the “Company”), on the one hand, and Kent Lake PR LLC, a Puerto Rico limited liability company (“Kent Lake”), on the other hand. The Company and Kent Lake are each herein referred to as a “party” and collectively, the “parties.” Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Section 14 below.

WHEREAS, Kent Lake has been a stockholder of the Company since 2023, and Kent Lake and its Affiliates (together, the “Kent Lake Parties”) currently beneficially own 4,550,155 shares of Common Stock, constituting approximately 4.2% of the shares of outstanding Common Stock; and

WHEREAS, the Company and Kent Lake have determined to come to an agreement with respect to the composition of the board of directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1. Board Composition and Related Matters.

(a) Effective on or prior to the date hereof, the Board shall take all necessary actions to increase the size of the Board from five (5) to six (6) directors and appoint Vinit K. Asar and Louis Silverman (the “New Directors”) to the Board, each with a term expiring at the next annual meeting of stockholders held by the Company (the “Annual Meeting”) or until his earlier death, disability, resignation, disqualification or removal. In connection with the Annual Meeting, the Company shall, unless the Board determines that doing so would be inconsistent with its fiduciary duties under applicable law, recommend, support and, to the extent permitted by law, solicit proxies for the election of the New Directors in a manner no less rigorous and favorable than the manner in which the Company recommends, supports and solicits proxies for the election of its other nominees.

(b) Within thirty (30) days after the date hereof, the Board shall select and appoint one additional individual who qualifies as an “independent director” under the applicable rules of the SEC, rules of The Nasdaq Stock Market LLC and the applicable governance policies of the Company (the “Third Independent Director”) to the Board with a term expiring at the Annual Meeting; provided, however, that the appointment of the Third Independent Director shall be subject to Kent Lake’s review in good faith and approval (such approval not to be unreasonably conditioned, withheld or delayed).

(c) Promptly following the Company’s filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”), the Board shall appoint one additional individual who qualifies as an “independent director” under the applicable rules of the SEC, rules of The Nasdaq Stock Market LLC and the applicable governance policies of the

Company (the “Fourth Independent Director” and, together with the Third Independent Director, the “Additional Directors”) to the Board with a term expiring at the Annual Meeting; provided, however, that the appointment of the Fourth Independent Director shall be subject to Kent Lake’s review in good faith and approval (such approval not to be unreasonably conditioned, withheld or delayed).

(d) Upon the earlier of (i) one (1) Business Day following the Company’s filing of the 2022 Form 10-K and (ii) July 1, 2025, Greg Garrison shall resign from the Board effective as of such date.

(e) The size of the Board shall not exceed nine (9) directors until the date on which Mr. Garrison has resigned from the Board.

(f) Until July 1, 2025 and as long as Kent Lake’s Net Long Position remains at or above two percent (2.0%) of the outstanding shares of Common Stock, in the event that one of the New Directors is no longer willing or able to serve as a director of the Company for any reason, Kent Lake shall be entitled to designate a Qualified Candidate for the replacement of such New Director (such replacement, a “Replacement Director”), subject to (i) such Qualified Candidate having complied with the Company’s procedures for new director candidates, including the full completion of a director’s and officer’s questionnaire in the form required by the Company and other reasonable and customary director onboarding documentation and (ii) the approval by the Board (such approval not to be unreasonably conditioned, withheld or delayed). A Replacement Director who is appointed to the Board shall be considered a New Director for purposes of this Agreement. As used in this Agreement, “Qualified Candidate” means an individual who (i) qualifies as an “independent director” under the applicable rules of the SEC, rules of The Nasdaq Stock Market LLC (or the rules of any other stock exchange on which shares of Common Stock are traded) and the applicable governance policies of the Company, (ii) is not a current or former principal, Affiliate or Associate of Kent Lake, (iii) serves on no more than a total of three (3) other public company boards of directors and (iv) meets all other qualifications required for service as a director set forth in the Company’s Fifth Amended and Restated Certificate of Incorporation, as amended (and as further amended from time to time, the “Charter”), the Company’s Amended and Restated By-Laws, as amended (and as further amended from time to time, the “Bylaws”), Board committee charters, corporate governance guidelines and any similar documents applicable to directors (collectively with the Charter and the Bylaws, the “Governance Documents”).

(g) As a condition to the appointment of a New Director to the Board, such New Director shall have agreed to abide by all Company policies applicable to independent directors of the Board.

(h) Kent Lake agrees that there shall be no contracts, plans or arrangements, written or otherwise, in effect during the Standstill Period between any of the Kent Lake Parties and any of the New Directors providing for any compensation, reimbursement of expenses or indemnification of any of the New Directors in connection with or related to the service of any of the New Directors on the Board except as disclosed to the Company prior to the execution of this Agreement.

2. Voting Commitment. Until the Termination Date (as defined below), Kent Lake shall, or shall cause its Representatives to, (a) appear in person or by proxy at each Stockholder Meeting and (b) vote, or deliver consents or consent revocations with respect to, all shares of Common Stock beneficially owned by any of the Kent Lake Parties in accordance with the Board’s recommendations with respect to all proposals submitted to stockholders at such Stockholder Meeting, in each case as the Board’s recommendation is set forth in the definitive proxy statement, consent solicitation statement or revocation solicitation statement filed by the Company in respect of such Stockholder Meeting or as otherwise disclosed by the Company; provided, however, that in the event that Institutional Stockholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) publish voting recommendations that differ from the Board’s recommendation with respect to any proposal (other than a proposal with respect to director elections or removal), Kent Lake shall be permitted to vote, or deliver consents or consent revocations with respect to any shares beneficially owned by any of the Kent Lake Parties in accordance with such recommendations; provided, further, that Kent Lake shall be permitted to vote in its sole discretion with respect to any Extraordinary Transaction. Kent Lake shall, or shall cause its Representatives to, take all actions necessary (including by calling back loaned out shares) to ensure that Kent Lake has voting power for each share beneficially owned by any of the Kent Lake Parties on the record date for each Stockholder Meeting.

3. Standstill. Prior to the Termination Date, except as otherwise provided in this Agreement, without the prior written consent of the Board, Kent Lake shall not, and shall cause its Affiliates not to, directly or indirectly:

(a) acquire, offer or seek to acquire, agree to acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis or pursuant to an Extraordinary Transaction approved by the Board), whether by purchase, tender offer or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company (other than through a broad-based market basket or index) or any voting rights decoupled from the underlying voting securities that would result in the Kent Lake Parties owning, controlling or otherwise having any beneficial or other ownership interest of, in the aggregate, more than 9.9% of the shares of Common Stock outstanding at such time (the “Ownership Cap”);

(b) sell, assign or otherwise transfer or dispose of shares of Common Stock, or any rights decoupled from such shares, beneficially owned by them, other than in open market sale transactions where the identity of the purchaser is not known and in underwritten widely-dispersed public offerings, to any Third Party that, to Kent Lake’s knowledge (after due inquiry, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest of, in the aggregate, more than 4.9% of the shares of Common Stock outstanding at such time or would increase the beneficial ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest of, in the aggregate, more than 4.9% of the shares of Common Stock outstanding at such time;

(c) (i) nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election at any Stockholder Meeting at which the Company’s directors are to be elected; (ii) knowingly initiate, encourage or participate in any solicitation of proxies, consents or consent revocations in respect of any election contest or removal contest with respect to the Company’s directors; (iii) submit, initiate, make or be a proponent of any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (iv) knowingly initiate, encourage or participate in any solicitation of proxies, consents or consent revocations in respect of any stockholder proposal for consideration at, or other business brought before, any Stockholder Meeting; or (v) knowingly initiate, encourage or participate in any “withhold” or similar campaign with respect to any proposal for consideration at, or other business brought before, any Stockholder Meeting; or (vi) call or seek to call, or request the call of, or initiate a consent solicitation or consent revocation solicitation with respect to, alone or in concert with others, any Stockholder Meeting, whether or not such a Stockholder Meeting is permitted by the Charter or the Bylaws, including any “town hall” meeting;

(d) form, join or in any way participate in or with any group or agreement of any kind with respect to any voting securities of the Company, other than any such group or agreement that is with an Affiliate of Kent Lake and such Affiliate agrees to be bound by the terms and conditions of this Agreement as if it were a party hereto and such group or agreement would not result in the Kent Lake Parties exceeding the Ownership Cap;

(e) deposit any voting securities of the Company in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof, other than any such voting trust, arrangement or agreement that (i) is with an Affiliate of Kent Lake that agrees to be bound by the terms and conditions of this Agreement as if it were a party hereto and (ii) would not result in the Kent Lake Parties exceeding the Ownership Cap;

(f) seek publicly, alone or in concert with others, to amend any provision of the Charter, the Bylaws or any of the Governance Documents;

(g) demand an inspection of the Company’s books and records;

(h) (i) make any public proposal with respect to or (ii) make any public statement or otherwise knowingly seek to encourage, advise or assist any person in so encouraging or advising with respect to: (A) any change in the composition, number or term of directors serving on the Board or the filling of any vacancies on the Board; (B) any change in the capitalization, dividend policy or share repurchase programs or practices of the Company; (C) any other change in the Company’s management, governance, business, operations, strategy, corporate structure, affairs or policies; (D) any Extraordinary Transaction (other than any public statement regarding how Kent Lake intends to vote its shares of Common Stock with respect to such Extraordinary Transaction and the reasons therefor); (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(i) initiate, make or in any way knowingly participate in any Extraordinary Transaction or make any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement or disclosure regarding any such matter;

(j) effect or seek to effect, offer or propose to effect, cause or participate in or in any way knowingly assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any (i) material acquisition of any assets or businesses of the Company or any of its subsidiaries; (ii) tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving any of the voting securities or any of the material assets or businesses of the Company or any of its subsidiaries; or (iii) recapitalization, restructuring, liquidation, dissolution or other material transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(k) enter into any negotiations, agreements or understandings with any Third Party with respect to any of the foregoing, or knowingly advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing;

(l) publicly make or in any way advance publicly any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement;

(m) publicly disclose any vote, delivery of consents or consent revocations or failure to deliver consents or consent revocations, as applicable, by Kent Lake against the voting recommendations of the Board in connection with a Stockholder Meeting; or

(n) take any action challenging the validity or enforceability of this Section 3 or this Agreement unless the Company is challenging the validity or enforceability of this Agreement;

provided, however, that the restrictions in this Section 3 shall not prevent Kent Lake from (i) making any factual statement to the extent required by applicable legal process, subpoena or legal requirement from any governmental authority with competent jurisdiction over Kent Lake so long as such request did not arise as a result of any action by Kent Lake; (ii) communicating confidentially with the Company so long as such communications would not reasonably be expected to trigger public disclosure obligations for either party; or (iii) tendering shares, receiving payment for shares or otherwise participating in any transaction approved by the Board on the same basis as the other stockholders of the Company. Kent Lake agrees that, prior to the Termination Date, any sale, assignment or other transfer of any shares of Common Stock to any Affiliate shall be void ab initio unless such Affiliate delivers a joinder to this Agreement pursuant to which such Affiliate is subject to all of Kent Lake’s obligations hereunder.

4. Mutual Non-Disparagement. Until the Termination Date, neither party shall, nor shall it permit any of its Representatives to, directly or indirectly make any private statement to any Third Party or any public statement that constitutes an ad hominem attack on, or otherwise undermines, criticizes, disparages, defames or damages the reputation or good name of, or is otherwise critical, negative towards or derogatory of, the other party or any of the other party’s known representatives, advisors, employees, associates or affiliates, including, in the case of the Company, any of the Company’s current or former officers or directors. Notwithstanding anything to the contrary contained in this Agreement, a statement or announcement shall only be deemed to be made by the Company or a Representative thereof if made by a member of the Board or senior management team or other designated representative of the Company, in each case authorized to make such statement or announcement on behalf of the Company. The restrictions in this Section 0 shall not (a) apply to truthful statements as may be required by (i) any compelled testimony or production of information, whether by legal process, subpoena or order issued by court of competent jurisdiction or as part of a response to a civil investigative demand or request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case to the extent required, (ii) any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations or (iii) any private communications between the parties; or (b) prohibit either party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

5. No Litigation. Prior to the Termination Date, each party hereby covenants and agrees that it shall not, and shall not permit any of its Representatives to, directly or indirectly, alone or in concert with others, encourage, pursue or assist any other person to threaten or initiate any lawsuit, claim or proceeding before any court (each, a “Legal Proceeding”) against the other party or any of its Representatives based on information known or unknown as of the date of this Agreement, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement, (b) counterclaims with respect to any proceeding initiated by or on behalf of one party or its Affiliates against the other party or its Affiliates or (c) any Legal Proceeding with respect to claims of fraud in connection with, arising out of or related to this Agreement; provided, however, that the foregoing shall not prevent any party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of, or at the direct or indirect suggestion of such party or any of its Representatives; provided, further, that in the event any party or any of its Representatives receives such Legal Requirement, such party shall give prompt written notice of such Legal Requirement to the other party (except where such notice would be legally prohibited or not practicable). Each party represents and warrants that neither it nor any assignee has filed any Legal Proceeding against the other party.

6. Public Statements; SEC Filings.

(a) Within one (1) Business Day following the date of this Agreement, the Company shall issue a press release (the “Press Release”) announcing this Agreement, substantially in the form attached hereto as Exhibit A.

(b) Within two (2) Business Days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the “Form 8-K”). The Company shall provide Kent Lake and its Representatives with a reasonable opportunity to review and comment on the Form 8-K prior to its being filed with the SEC and consider in good faith any comments of Kent Lake and its Representatives.

(c) Except for the issuance of the Press Release and the filing of the Form 8-K, neither party shall issue any press release or other public statement (including in any filing required under the Exchange Act) about the subject matter of this Agreement or the other party, except as required by law, Legal Requirement or applicable stock exchange listing rules or with the prior written consent of the other party and otherwise in accordance with this Agreement.

7. Affiliates and Associates. Each party shall cause its controlled Affiliates and Associates and direct its other Representatives to comply with the terms of this Agreement and shall be responsible for any breach or deemed breach of this Agreement by any such controlled Affiliate or Associate or other Representative. A breach of this Agreement by a controlled Affiliate or Associate of a party or a Representative of a party shall be deemed to occur if such controlled Affiliate or Associate or such Representative engages in conduct that would constitute a breach of this Agreement if such controlled Affiliate or Associate or such Representative were a party to this Agreement.

8. Representations and Warranties.

(a) Kent Lake represents and warrants that: (i) it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (ii) this Agreement has been duly and validly executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (iii) the execution of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of its organizational documents as currently in effect; (iv) the execution, delivery and performance of this Agreement by it does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound; (v) as of the date of this Agreement, it beneficially owns an aggregate of 4,550,155 shares of Common Stock and has sole voting authority over all of such shares and (vi) neither Kent Lake nor any of its principals have any relationship with any of the New Directors other than in connection with Kent Lake’s submission of the New Directors as candidates for the Board.

(b) The Company hereby represents and warrants that: (i) it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (ii) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (iii) the execution of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect and (iv) the execution, delivery and performance of this Agreement by the Company does not and will not (A) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (B) result in any breach or violation of or constitute a default under or pursuant to (or an event which with notice or lapse of time or both could constitute such a breach, violation or default), or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document of the Company or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

9. Termination.

(a) Unless otherwise mutually agreed in writing by each party, this Agreement shall remain in effect until the day following the conclusion of the Annual Meeting (the “Termination Date”). Notwithstanding anything to the contrary in this Agreement:

(i) the obligations of Kent Lake pursuant to Sections 1, 2, 3, 0 and 6(c) shall terminate in the event that the Company materially breaches its obligations to Kent Lake pursuant to Section 1, Section 0 or Section 6(c) or the representations and warranties in Section 8(b) of this Agreement and such breach has not been cured within fifteen (15) days after the Company’s receipt of written notice thereof from Kent Lake, or, if impossible to cure within fifteen (15) days, the Company has not taken substantive action to correct within fifteen (15) days following written notice of such breach from Kent Lake; provided, however, that the obligations of Kent Lake pursuant to Section 0 shall terminate immediately in the event that the Company materially breaches its obligations to Kent Lake under Section 0; provided, further, that the obligations of Kent Lake pursuant to Section 5 shall terminate immediately in the event that the Company materially breaches its obligations to Kent Lake under Section 5; and

(ii) the obligations of the Company to Kent Lake pursuant to Sections 1, 0 and 6(c) shall terminate in the event that Kent Lake materially breaches its obligations in Section 1, Section 2, Section 3, Section 0 or Section 6(c) or the representations and warranties in Section 8(a), and such breach has not been cured within fifteen (15) days after Kent Lake’s receipt of written notice thereof from the Company, or, if impossible to cure within fifteen (15) days, Kent Lake has not taken substantive action to correct within fifteen (15) days following written notice of such breach from the Company; provided, however, that the obligations of the Company pursuant to Section 0 shall terminate immediately in the event that Kent Lake materially breaches its obligations to the Company under Section 0; provided, further, that the obligations of the Company pursuant to Section 5 shall terminate immediately in the event that Kent Lake materially breaches its obligations to the Company under Section 5.

(b) If this Agreement is terminated in accordance with this Section 9, this Agreement shall forthwith become null and void, but no termination shall relieve either party from liability for any breach of this Agreement prior to such termination. Notwithstanding the foregoing, Sections 11, 12, 13 and 15 shall survive the termination of this Agreement.

10. Expenses. The Company shall reimburse Kent Lake for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and other legal expenses) incurred by Kent Lake in connection with its investment in the Company; provided, however, that such reimbursement shall not exceed $250,000 in the aggregate.

11. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending, if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one Business Day after being sent by a nationally recognized overnight courier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:	with mandatory copies (which shall not constitute notice) to:

Veradigm Inc. 222 Merchandise Mart Chicago, Illinois 60654 Attention: Eric Jacobson Email: eric.jacobson@veradigm.com	Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 Attention: Beth E. Berg; Gary D. Gerstman Telephone: (312) 853-7443; (312) 853-2060 Email: bberg@sidley.com; ggerstman@sidley.com

If to Kent Lake:	with mandatory copies (which shall not constitute notice) to:

Kent Lake PR LLC Carr. 115 km 12.1 Ave. Albizu Campos #2490 Suite 22 Rincon, Puerto Rico 00677 Attn: Ben Natter Email: info@kentlakecap.com	Wilson Sonsini Goodrich & Rosati 1301 Avenue of the Americas, 40th Floor New York, New York 10019 Attn: Sebastian Alsheimer Email: salsheimer@wsgr.com

12. Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Delaware. The parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the federal courts of the United States, the federal courts sitting in the State of

Delaware and any appellate court from any such state or federal court. Each party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each party consents to accept service of process in any such Legal Proceeding by service of a copy thereof delivered to it by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 11. Nothing contained herein shall be deemed to affect the right of any party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

13. Specific Performance. Each party to this Agreement acknowledges and agrees that the other party would be irreparably injured by an actual breach of this Agreement by the first-mentioned party or its Representatives and that monetary remedies would be inadequate to protect either party against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, each party shall be entitled to equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief, without the necessity of posting a bond or other security, if the other party or any of its Representatives breaches or threatens to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement but shall be in addition to all other remedies available at law or equity to the non-breaching party.

14. Certain Definitions and Interpretations. As used in this Agreement: (a) the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons that at any time prior to the Termination Date become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that, for purposes of this Agreement, Kent Lake shall not be an Affiliate or Associate of the Company, and the Company shall not be an Affiliate or Associate of Kent Lake; (b) the terms “beneficial ownership,” “group,” “proxy” and “solicitation” (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder; provided, however, that the meaning of “solicitation” shall be without regard to the exclusions set forth in Rule 14a-1(l)(2)(iv) and Rule 14a-2 under the Exchange Act; (c) the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Illinois are authorized or obligated to be closed by applicable law; (d) the term “Common Stock” means the common stock, par value $0.01 per share, of the Company; (e) the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; (f) the term “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring or other similar transaction with a Third Party that, in each case, that results in a change in control of the Company or the sale of all or substantially all of its assets; (g) the term “Net Long Position” means such shares of Common Stock beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis; provided, however, that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote other than as a result of being in a margin account, or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares; and the terms “person” or “persons,” for purposes of the meaning of the term “Net Long Position,” shall mean “person” as defined below; (h) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, associate, organization or other entity of any kind or nature; (i) the term “Representatives” with respect to a person means (i) such person’s Affiliates and Associates and (ii) such person’s and such person’s Affiliates’ and Associates’ respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; (j) the term “SEC” means the U.S. Securities and Exchange Commission; (k) the term “Shareholder Meeting” means each annual or special meeting of stockholders of the Company, or any action by written consent of the Company’s stockholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof and (l) the term “Third Party” refers to any person other than the Company, Kent Lake and any of their respective Affiliates, Associates or representatives in their capacities as such. In this Agreement, (i) the word “including” (in its various forms) means “including, without limitation;” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word “or” is not exclusive; (iv) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated and (v) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

15. Miscellaneous.

(a) This Agreement, including all exhibits hereto, contains the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b) This Agreement is solely for the benefit of the parties and is not enforceable by any other persons.

(c) This Agreement shall not be assignable by operation of law or otherwise by a party without the consent of the other party. Any purported assignment without such consent is void ab initio. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the permitted successors and assigns of each party.

(d) Neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(f) Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party.

(g) This Agreement may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

(h) Each party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged between the parties will be deemed the work product of both of the parties and may not be construed against either party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

(i) The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

COMPANY:

VERADIGM INC.

By:	/s/ Eric Jacobson
Name:	Eric Jacobson
Title:	Senior Vice President, Deputy General Counsel & Corporate Secretary

KENT LAKE:

KENT LAKE PR LLC

By:	/s/ Benjamin Natter
Name:	Benjamin Natter
Title:	Managing Member

Cooperation Agreement

Exhibit A

Form of Press Release